Exhibit 97

Effective April 6, 2023

FORTIVE CORPORATION CLAWBACK POLICY
The Board of Directors (the “Board”) of Fortive Corporation (the “Company”) believes it is appropriate for the Company to adopt this Clawback Policy (the “Policy”) to be applied to Executive Officers of the Company and adopts this Policy to be effective as of the Effective Date.
1.Definitions
For purposes of this Policy, the following definitions shall apply:
a)“Additional Covered Compensation” means incentive-based compensation, whether cash- or equity-based, which may be discretionary, service-based or performance-based, but not including salary or employee retirement or welfare benefits, computed without regard to any taxes paid (i.e., on a pre-tax basis).
b)“Committee” means the Compensation Committee of the Board.
c)“Company Group” means the Company and each of its Subsidiaries, as applicable.
d)“Covered Compensation” means any Incentive Compensation received by a person on or after the Effective Date provided that (i) the Incentive Compensation was received by the person after beginning service as an Executive Officer, (ii) the person served as an Executive Officer at any time during the performance period over which the Incentive Compensation was earned and (iii) the Incentive Compensation was received at a time that the Company has a class of securities listed on a national securities exchange or a national securities association.
e)“Effective Date” means April 6, 2023.
f)“Erroneously Awarded Compensation” means the amount of Covered Compensation received by a person during the fiscal period when the applicable financial reporting measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been received had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation with the grant or vesting conditioned on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted or vested and the Committee shall maintain documentation of such determination.
g)“Exchange Act” means the Securities Exchange Act of 1934.

h)“Executive Officer” means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to 17 CFR 229.401(b).
i)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures. Financial Reporting Measures may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and 17 CFR 229.10), as well as total stockholder return (actual or relative), stock price and other measures, metrics and ratios that are not non- GAAP measures, such as departmental sales. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under 17 CFR 229.201(e).
j)“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation does not include (i) salary or base wages, (ii) bonuses or other non-equity incentives that are either discretionary or are earned based on subjective standards, strategic measures (e.g., completion of a merger), operational measures (e.g., project completion) and
/or service, provided that such bonuses are not paid from a bonus pool that is determined based on a Financial Reporting Measure, or (iii) equity awards for which the neither the grant nor vesting is not contingent upon achieving any Financial Reporting Measure.
k)“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.
l)“Misconduct” means gross misconduct in the commission of a current or former Executive Officer’s service to any member of the Company Group that results in, or is a contributing factor to, a Restatement.
m)“NYSE” means the New York Stock Exchange.
n)“Restatement” means a required accounting restatement of any Company financial statement
(i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, or (ii) to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements.
o)“SEC” means the United States Securities and Exchange Commission.
p)“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.
2.Recoupment of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation received by a person during the Lookback Period prior to the Restatement but after the Effective Date (a) that is then-outstanding but has not yet been paid or settled shall be automatically and immediately forfeited and (b) that has been paid or settled to any person shall be subject to repayment to the Company Group in accordance with Section 4 of this Policy. For purposes of this Policy, compensation will be treated as received in the Company’s fiscal period during which the applicable Financial Reporting Measure is attained, even if the compensation has not yet been paid or settled.
Notwithstanding the foregoing, the Committee may determine not to pursue recovery of Erroneously Awarded Compensation from any person if the Committee determines that such recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously Awarded Compensation and documentation of such attempts), (ii) pursuing such recovery would violate the Company’s home country laws in effect prior to November 28, 2022 and the Company obtains an opinion of home country legal counsel that recovery would result in such a violation, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
3.Recoupment of Additional Covered Compensation
In the event that the Committee determines that any current or former Executive Officer committed Misconduct in connection with a Restatement, then, in addition to any Erroneously Awarded Compensation otherwise subject to forfeiture or repayment pursuant to this Policy, the Committee may, in its discretion, seek forfeiture or repayment of all or a portion of any Additional Covered Compensation received by the person during the Lookback Period prior to such Restatement. For purposes of this Section 3, Additional Covered Compensation will be treated as received when such compensation is granted, earned, vested, paid or settled. For the avoidance of doubt, the Committee may seek forfeiture or repayment of Additional Covered Compensation for Misconduct in connection with a Restatement even if such Restatement did not result in an award or payment greater than would have been awarded absent such Restatement.

4.Means of Repayment
In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation or Additional Covered Compensation, as applicable, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation or Additional Covered Compensation, as applicable, to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
5.No Indemnification
No person shall be indemnified or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Policy. In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
6.Miscellaneous
This Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. The determinations of the Committee under this Policy need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.
This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.
The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.
The rights of the Company Group under this Policy to seek forfeiture or reimbursement is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company

Group pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company Group.
7.Amendment and Termination
To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may amend this Policy at any time in its discretion.
8.Successors
This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation or Additional Covered Compensation, as applicable, received or administered by such persons or entities.
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